

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Timothy J. Cunningham
Executive Vice President and Chief Financial Officer
Schawk, Inc.
1695 South River Road
Des Plaines, IL 60018

> **Re:** **Schawk, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 001-09335**
> **Form 10-Q for Quarterly Period Ended March 31, 2012**
> **Filed May 2, 2012**
> **File No. 001-09335**

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Results of Operations, page 26

1. We note that cost of sales is material to your results but you do not provide a discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis in addition to your current disclosure which is made in the context of gross profit. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of sales that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to operating income. This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in cost of sales (i.e., quantify the component). In addition, the impacts of material variances in components

of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). We also believe that these disclosures, in particular in regard to underlying reasons for material changes in cost of sales, are appropriate at the segment level when a change in a cost of sales of a segment materially impacts the segment's measure of profit or performance. In this regard, we believe you should quantify cost of sales and material components therein associated with each segment to enable investors to understand its magnitude and relative impact on each segment's results.   Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

Income tax provision, page 27

2. Please tell us the change in circumstances that enabled the release of $6.4 million of certain valuation allowances discussed on page 27, and why you believe that the associated tax assets are now more likely than not to be realized. In so doing, tell us when the valuation allowance was established, the tax assets to which attributed and the circumstances supporting the establishment of the allowance.

Cash provided by operating activities, page 33

3. Please provide a comparative analysis of cash provided by operating as well as investing and financing activities between the earliest two periods presented in the statement of cash flows, for example, 2010 and 2009.

4. Please discuss the factors that directly affected cash to cause the decrease in cash provided by operating activities for 2011 when compared to 2010. As disclosed, it is not clear how or why a decrease in net income, prepared on the accrual basis of accounting, noncash items and changes in balance sheet amounts for current assets and current liabilities, contribute to a variance in cash. For example, an increase in accounts receivable due to increased sales does not directly affect cash, whereas relative collection levels of accounts receivable associated with comparative sales activity or other credit factors (such as changed collection policies, changes in the number of days in receivables and other relevant ratios, etc.) do. In regard to current assets and current liabilities, discuss which directly contributed to the variance and the underlying factors causing such impact. The purpose of the analysis is not to convert your reporting of cash flows of operating activities from the indirect method to the direct method but to give investors a better understanding of the material factors within your operating activities that actually impacted cash.

Contractual Obligations, page 36

5. Please describe the type or nature of the "purchase obligations" expected to be incurred.

Notes to Consolidated Financial statements

Note 18: Segment and Geographic Reporting, page 71

6. Please provide the information required by ASC 280-10-50-40. In this regard, it appears that you should report revenues for your four core competencies: graphic services; brand and package strategy and design; digital promotion and advertising; and software.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 1. Consolidated Financial Statements, page 3

7. We note you present the components of comprehensive income in note 4 to the financial statements. Please present the components of comprehensive income in a financial statement pursuant to ASC 220-10-45-1A or 1B as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief